FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  __✓ _ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the third quarter 2010 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on November 9, 2010.

JA Solar Announces Third Quarter 2010 Results
Record Shipment Volume of 418MW Exceeds Previous Guidance
Record Revenue, Net Income and Earnings Per Share
Signed More Than 1.2GW of Supply Agreements for 2011 Delivery with Prepayments
Company Raises Full Year 2010 Guidance

Shanghai, Nov. 9, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced financial results for its third quarter 2010, ended Sept. 30, 2010.

Third Quarter Highlights:

-- Record Q3 shipments of 418MW, above guidance of 375MW, an increase of 34% sequentially
-- Record Q3 revenue of $541M, an increase of 52% over second quarter revenue
-- Diversified global customer base: 53% international customers and 47% domestic customers
-- Shipped one gigawatt of solar products in the first three quarters of 2010, above cumulative total historical shipment from company’s inception through 2009
-- Q3 gross profit of $121.8 million and gross margin of 22.5%, exceeding guidance of 20%
-- Q3 operating expenses of 4.1% of total revenue, below previous guidance of 6%
-- Q3 operating income of $99.9 million and operating margin of 18.5%
-- Record net income of $76.8 million and GAAP EPS of $0.47, an increase of more than 161% sequentially
-- Strong balance sheet with cash balance of $309 million and working capital of $539 million
-- Increasing annual shipment guidance to 1.45GW, compared with prior guidance of 1.35GW

Highlights Subsequent to Sept. 30, 2010:

-- Signed solar product supply agreements with global customers for 2011 delivery totaling more than 1.2GW, and received prepayments associated with these orders
-- Announced more than 185MW strategic supply agreement with BP Solar
-- Capacity expansion ramp up ahead of schedule and reached 1.9GW

"We are pleased to deliver our fifth consecutive quarter of record shipments, with strong operating and financial results that exceeded our previous guidance,” said Dr. Peng Fang, CEO of JA Solar.  “JA Solar has achieved the one gigawatt shipment milestone in the first three quarters of 2010 and we will continue to deliver high quality, technologically advanced photovoltaic products to fulfill the fast growing global demand for clean energy. We continued to strengthen our market leadership by expanding our annual cell manufacturing capacity to 1.8 gigawatts at the end of September, and we recently reached 1.9 gigawatts of solar cell capacity, ahead of our capacity expansion schedule.

“Business momentum and visibility continues to be strong, and we are seeing robust demand for our high quality products from both existing and new customers. As we continue to develop strong partnerships with leading international solar companies, we are expanding our customer base worldwide, with strong growth in several geographic end markets including, The United States, Canada, Italy, Japan, Australia, China and India.  We believe our strategy of partnering with well established solar companies with strong presence in these geographies will help us to further capture market share and participate in the growth of these new markets,” he said.

“Based on increasing customer orders, we expect to continue to grow in the fourth quarter and we are raising our full year 2010 shipment guidance from 1.35GW to 1.45GW.  Due to our reputation for quality, reliability and on-time delivery, customers have chosen JA Solar as their preferred supplier and depend on us for their future photovoltaic product needs.  We have signed supply agreements with multiple customers for 2011 product delivery that now exceed 1.2GW, and have received prepayments associated with these supply agreements, further improving our future order visibility.”

Third Quarter 2010 Financial Results

Third quarter 2010 revenue was a record RMB 3.6 billion ($541.0 million), a sequential growth of 52 percent from RMB 2.4 billion ($356.0 million) reported in the second quarter.  This compares with revenue reported in the third quarter a year ago of RMB 1.3 billion ($197.2 million).  Total shipments in the third quarter of 2010 were 418MW, compared with the second quarter shipments of 311MW, representing an increase of 34 percent.  Compared with third quarter shipments a year ago of 177MW, total shipment increase was over 136 percent.

Sales to international customers expanded during the third quarter to 53 percent of total revenue, an increase of 700 basis points from the previous quarter of 46 percent.  In the third quarter a year ago, sales to international customers represented 23 percent of total revenue.  The strong growth of sales to international customers, representing an increase of 3000 basis points over the third quarter a year ago, resulted from management’s efforts to establish a well diversified global customer base to be closer to the local geographic end markets.

Gross margins were RMB 815.0 million ($121.8 million), an increase of RMB 264.8 million ($39.6 million), or over 48 percent, from second quarter gross margins of RMB 550.2 million ($82.2 million).  Gross margin percentage in the third quarter was 22.5 percent, exceeding our previous guidance of 20 percent.  Compared with second quarter gross margin of 23.1 percent, the slight decrease in gross margin was primarily due to increase in wafer cost which was partially offset by an increase in the average selling price, as well as a change in product mix.

Total operating expenses in the third quarter were RMB 146.7 million ($21.9 million), compared with RMB188.3 million ($28.1 million) in the second quarter.  Total operating expenses represented 4.1 percent of total revenue compared with 7.9 percent in the second quarter and below our previous guidance of 6 percent of total revenue.

GAAP earnings per diluted ADS in the third quarter were RMB 3.14 ($0.47), compared with RMB 1.20 ($0.18) in the second quarter of 2010, representing an increase of over 161 percent.  Change in fair value of derivatives, a non-cash expense, totaled a RMB 37.7 million ($5.6 million) loss in the third quarter compared with a RMB 34.0 million ($5.1 million) loss in the second quarter.  The non-cash impact of the change in fair value of derivatives was RMB 0.23 ($0.03) per diluted ADS in the third quarter.  The impact of significant non-cash items including a provision for prepayments to Shunda and change in fair value of derivatives was RMB 0.61 ($0.09) per diluted ADS in the second quarter.

Financial Position and Liquidity

The company continues to maintain a strong balance sheet, with cash and cash equivalents of RMB 2.1 billion ($309.4 million), and total working capital of RMB 3.6 billion ($538.7 million) at Sept. 30, 2010.  Average DSOs were 25 days, and average inventory turns were 43 days.  The company’s total long-term bank borrowings were RMB 1.3 billion ($188.3 million). The face value of the convertible bonds, due 2013, outstanding was RMB 1.5 billion ($228.2 million) at Sept. 30, 2010.

Outlook

Based on strong demand for JA Solar’s products, the company is raising its outlook for the full year of 2010.  The company currently expects shipments to exceed 1.45GW in 2010, compared with prior guidance of 1.35GW.  Shipments in the fourth quarter of 2010 are expected to be approximately 450MW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for Tuesday, Nov. 9, 2010 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.713.8307 (U.S.) or 1.617.597.5307 (international). The passcode is JA Solar.  A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888-286-8010 (U.S.) or 1. 617-801-6888 (international). The passcode for the replay is 46278517.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010, which was RMB 6.6905 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	Sept. 30, 2009	June. 30, 2010	Sept. 30, 2010	Sept. 30, 2010
	RMB'000	RMB'000	RMB'000	USD'000
	(Adjusted) (a)
Net revenues	1,319,238	2,381,640	3,619,694	541,020
Cost of sales	(1,098,713)	(1,831,444)	(2,804,712)	(419,208)
Gross profit	220,525	550,196	814,982	121,812
Selling, general and administrative expenses	(60,574)	(169,296)	(123,608)	(18,475)
Research and development expenses	(11,712)	(19,023)	(23,082)	(3,450)
Total operating expenses	(72,286)	(188,319)	(146,690)	(21,925)
Income from operations	148,239	361,877	668,292	99,887
Interest expense	(58,200)	(50,906)	(56,326)	(8,419)
Change in fair value of derivatives	20,063	(33,957)	(37,689)	(5,633)
Loss on buyback of convertible bond	(26,448)	-	-	-
Other income/(expenses)	8,085	(34,923)	24,932	3,726
Income before income taxes	91,739	242,091	599,209	89,561
Income tax expenses	(11,002)	(45,870)	(85,525)	(12,783)
Net income	80,737	196,221	513,684	76,778

Net income per share:
Basic	0.50	1.21	3.15	0.47
Diluted	0.50	1.20	3.14	0.47

Weighted average number of shares outstanding:
Basic	161,428,882	162,669,530	163,065,242	163,065,242
Diluted	162,198,318	163,140,381	163,668,148	163,668,148

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For nine months ended
	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2010
	RMB'000	RMB'000	USD'000
	(Adjusted) (a)
Net revenues	2,151,651	7,906,838	1,181,801
Cost of sales	(2,005,539)	(6,104,450)	(912,406)
Gross profit	146,112	1,802,388	269,395
Selling, general and administrative expenses	(263,988)	(369,358)	(55,206)
Research and development expenses	(36,074)	(49,922)	(7,462)
Total operating expenses	(300,062)	(419,280)	(62,668)
(Loss)/income from operations	(153,950)	1,383,108	206,727
Interest expense	(182,899)	(156,280)	(23,359)
Change in fair value of derivatives	621	(69,754)	(10,426)
Loss on buyback of convertible bond	(14,688)	-	-
Other income/(expenses)	13,736	(10,323)	(1,543)
(Loss)/income before income taxes	(337,180)	1,146,751	171,399
Income tax benefit/(expenses)	7,811	(174,738)	(26,117)
Net (loss)/income	(329,369)	972,013	145,282

Net (loss)/income per share:
Basic	(2.04)	5.97	0.89
Diluted	(2.04)	5.95	0.89

Weighted average number of shares outstanding:
Basic	161,422,502	162,738,224	162,738,224
Diluted	161,422,502	163,231,068	163,231,068

(a)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Interest expense, Gain/(loss) on buyback of convertible bond, Other income, Income before income taxes, Net income and Net income/(loss) per share in the condensed consolidated statements of operations for the three months ended Sept 30, 2009 and nine months ended Sept 30, 2009 have been revised.

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec. 31,	Sept. 30,
	2009	2010	2010
	RMB'000 (Adjusted) (b)	RMB'000	USD'000

ASSETS
Current assets:
Cash and cash equivalents	1,867,248	2,070,250	309,431
Restricted cash	43,612	167,205	24,991
Accounts receivable	339,524	993,673	148,520
Inventories	641,140	1,346,652	201,278
Advances to suppliers	423,283	608,101	90,890
Other current assets	346,488	677,081	101,202
Total current assets	3,661,295	5,862,962	876,312
Property and equipment, net	1,724,442	3,029,180	452,758
Advances to suppliers	1,835,421	1,612,408	241,000
Derivative asset	10,521	11,839	1,770
Deferred issuance cost	143,243	120,110	17,952
Other long term assets	87,248	211,958	31,680
Total assets	7,462,170	10,848,457	1,621,472
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	10,000	-	-
Accounts payable	367,863	1,125,177	168,175
Advances from customers	53,859	302,041	45,145
Notes payables	-	200,000	29,893
Accrued and other liabilities	197,506	631,464	94,382
Total current liabilities	629,228	2,258,682	337,595
Convertible Bond	1,171,438	1,219,737	182,309
Embedded derivatives	136,632	206,206	30,821
Long-term bank borrowings	680,000	1,260,000	188,327
Other long term liabilities	22,314	67,149	10,036
Total liabilities	2,639,612	5,011,774	749,088
Commitment and Contingencies
Shareholders’ equity	4,822,558	5,836,683	872,384
Total liabilities and shareholders’ equity	7,462,170	10,848,457	1,621,472

(b)
On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting.  As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, the line items of Deferred issuance cost and Shareholders’ equity in the condensed consolidated balance sheet as at December 31, 2009 have been revised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: November 19, 2010

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